

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

Via E-mail
Gurminder Sangha
Chief Executive Officer
Barrel Energy Inc.
18490 66a Ave.
Surrey, B.C. V3S 9Y6, Canada

> **Re: Barrel Energy Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 23, 2015**
> **File No. 333-201740**

Dear Mr. Sangha:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2015 letter.

Prospectus Summary, page 5

We Do Not Have Any Proven Reserves of Oil or Gas, page 7

1.   We note your amended disclosure on page 7 and elsewhere on page 21 indicating that the Company does not have any reserves at December 31, 2014. We also note your filing no longer references the report prepared by Marlin Consulting Group ("Marlin"). Given these facts, you may wish to consider amending the list to remove Exhibits 23.2 and 99.1. However, if you choose keep that report as an exhibit, pleases revise it to remove any references to reserves.

Directors, Executive Officers, Promoters, and Control Persons, page 31

Background Information About Our Officers and Director, page 33

2.   We note that, in response to our prior comment 12, you have included disclosure
        regarding your officers' various directorships and prior business experience. Please
        expand your disclosure to describe also your officers' prior employment positions.

3.   With regard to Mr. Sangha, identify the "public and private companies" that you
        reference and identify his management roles in those companies regarding his previous
        positions included "various lending and securities related positions with Scotiabank,"
        specify the exact positions Mr. Sangha held and provide the dates during which he held
        them. Identify the TSX-Venture listed companies on whose boards he has served. We
        make comparable observations regarding Mr. Wolf.

Certain Relationships and Related Transactions, page 35

4.   We reissue our prior comment 13, as you do not appear to have included the principal
        balance of the loan from Mr. Sangha to your amended filing. Furthermore, although you
        disclose here that the balance due to Mr. Sangha on his loan as of September 30, 2014
        was $68,299, the loan agreement with Mr. Sangha filed as Exhibit 10.4 is for a $2,800
        note. Please revise to clarify or advise. If Mr. Sangha has made multiple loans to you,
        please ensure that you clearly disclose this and that you file all loan agreements as
        exhibits to your registration statement.

Exhibit 10.5

5.   We note that, in response to our prior comment 9, you have filed an operating agreement
        between Invasion Energy Inc. and Elm Energy Management Ltd. Please explain how
        you and Lone Pine are related to these two entities.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. If you have questions regarding comments on the financial statements and related matters, you may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned, at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Frederick C. Bauman
        Bauman & Associates Law Firm